DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : medi[redacted]

DSM

30E

Heerlen, 1 October 2003

DSM ALREADY IDENTIFIES OVER EUR 150 MILLION IMPROVEMENT POTENTIAL IN ROCHE VITAMINS ACQUISITION

MORE THAN EUR 75 MILLION IN SAVINGS FROM RESTRUCTURING PROGRAMS AT DSM

Following the closing of the acquisition of Roche Vitamins & Fine Chemicals, DSM remains "on-track and on-schedule" to achieve its Vision 2005 strategy and "may have seen the worst in market conditions now," according to Peter Elverding, Chairman of DSM's Managing Board.

Mr Elverding and other members of the Managing Board are speaking to the media and at the company's annual presentation to chemical industry analysts today and tomorrow. In summary, they will present the following points;

- Roche's Vitamins & Fine Chemicals business, renamed into DSM NUTRITIONAL PRODUCTS (DNP), was acquired with effect from 30 September 2003. This represents a major step in implementing DSM's strategy Vision 2005. DNP will be the globally leading nutritional products company and will, in combination with DSM's Life Science Products cluster, form the world-leading supplier of services, products and ingredients to the life science industry.

- DSM will start an integration and transformation program for DSM Nutritional Products called 'VITAL'. At the moment of closing more than EUR 150 million in annual savings and improvements had already been identified.

- DSM expects the EBIT of DNP to be at least around EUR 150 million in 2004, resulting in an EPS increase for DSM of around EUR 0.70 in the first year, with a further improvement expected in 2005.

- DSM will execute a restructuring program in other businesses of DSM, resulting in the closure of one site and certain production facilities, combined with various reorganizations. Both measures will lead to a reduction of over 600 jobs (as announced with Q2 results). In 2005, this will lead to at least EUR 75 million EBIT contribution. Related to the restructuring, extraordinary costs will be charged to DSM's Q3 results for the amount of EUR 102 million net, due to impairment of assets (EUR 59 million) and various provisions (EUR 43 million).

- As announced and expected with the publication of the Q2 results, a sharp summer dip led to severe pressure on volumes and margins in Q3, with improvements starting in recent weeks. The Q3 result will also include a non-recurring charge of around EUR 15 million, caused by the recent explosion in a plant in Linz, Austria. The consequence will be a strongly reduced operating profit compared to Q2 2003. Together with the extraordinary costs of EUR 102 million net, a negative net result of EUR 70-90 million is expected for Q3.

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- DSM expects better market circumstances from Q4 onwards for most of its current businesses. Also, DSM Nutritional Products is expected to have an immediate positive effect on EBIT.

- The combination of contributions from the already identified improvements in DNP and the announced restructurings is expected to contribute more than EUR 225 million to DSM's EBIT in 2005.

DSM Nutritional Products
After a long process - which started in the first half of 2002, DSM closed the acquisition of the Roche Vitamins & Fine Chemicals (V&FC) division with effect from 30 September 2003. The unit will be renamed DSM Nutritional Products (DNP). The acquisition represents a major step forward in implementing DSM's strategy Vision 2005. The combination creates the world-leading nutritional products company. By combining DSM's competences in biotechnology and operational excellence with DNP's strength in application and formulation technology and global marketing and sales, a profitable leadership position will be ensured in the future.

Peter Elverding, Chairman of the DSM Managing Board, comments: *"The field of nutritional ingredients and supplements offers attractive growth opportunities for DSM Nutritional Products and other parts of DSM in the segments of food, feed, pharma and cosmetics. We are ideally placed to exploit all the opportunities this market provides. It is also very encouraging that our new colleagues from DNP together with DSM management have already found such a strong improvement and synergy potential. This gives me confidence that we will create a strong platform for profitable growth."*

Transaction
DSM paid EUR 1,650 million in cash plus 2.24 million ordinary shares in Koninklijke DSM N.V. (which DSM had already purchased), which adds up to approximately EUR 1,750 million in total for the business. Roche will make a contribution towards the costs involved in the unbundling of the acquired business. For the next 3-4 years, agreements have been made with Roche about minimum utilization of certain assets and compensation for certain purchasing contracts of the V&FC division. Roche has adopted DSM as a preferred supplier for the production of pharmaceutical ingredients, insofar as these products will be outsourced. This will result in additional sales for DSM Pharmaceutical Products totaling at least EUR 100 million over the next four years.

In September DSM obtained final approval of the anti-trust authorities. As a consequence, the alliance between DSM and BASF in the field of feed enzymes will be terminated. BASF will independently continue to develop, produce and market these products. DSM will continue the Roche V&FC alliance, through DNP, with Novozymes on feed enzymes. Via this co-operation DSM will further grow in this promising field.

Integration and Transformation Program VITAL
DSM will enter into a broad integration and transformation program for DNP as from 1 October 2003 until the end of 2005, called 'VITAL'. During this period DSM will focus on strengthening the so-called "running business", as well as execute a change project to realize a substantial improvement in business performance. The Vital program will be worked out, validated and discussed within DNP in the course of Q4 2003. In the running business, amongst others a project will be set up regarding brand alignment and customer satisfaction. All customers will be informed about the coming changes and DNP's top management will visit all key customers.

To generate a substantial improvement in business performance, the change project will be executed in three phases:

Phase 1 is about "getting a new shape". Focus will be given to integration and restructuring. Furthermore, this phase will concentrate on implementing new work processes and several cost reduction programs, purchasing savings and improved production and supply/demand chain efficiencies.

Phase 2 is to focus on "improving the quality of profitability". This phase will include market approaches, revenue optimization, activity based costing, segmentation and product and customer mix focus.

Phase 3 will be focusing on "anchoring the strategy" and is planned to start at the end of 2004. Elements included in this phase are several strategic topics and new business models. Also the new organizational structure of DNP will be determined in this phase. Some strategic issues will be addressed earlier if the business situation requires so.

The preparations for the post-closing integration and transformation phase already identified a potential for improvement of more than EUR 150 million at EBIT level in Phase 1, to be realized within the next two years.

DNP Management

DSM will manage DSM Nutritional Products as a separate operational entity, headed by Feike Sijbesma as Chairman, a position that he will combine with his membership of DSM's Managing Board. The new management team of DSM Nutritional Products further consists of current Roche Vitamins & Fine Chemicals executives and senior management from DSM. The annex attached to this press release provides a full overview of the DNP management.

Financial effects of DSM Nutritional Products

DSM expects the DNP business to have an immediate positive effect on DSM's operating profit as of Q4 2003. The EBIT of DNP is expected to be at least around EUR 150 million in 2004, resulting in an EPS increase for DSM of around EUR 0.70 in the first year. In 2005 further improvements are targeted and expected. In 2005/06 a profitability of 18% EBITDA on sales is expected to be realized for DNP. In the preliminary opening balance sheet for DNP, DSM will include a provision of EUR 0.2 billion for cash expenses related to restructuring operations under the Vital program.

Outcome Restructuring studies

In the first half of 2003, DSM announced that it would be carrying out restructuring studies across some businesses. These have now been finalized and the outcome will include the following measures:

- Closure of the site of DSM Elastomers in Addis (USA) by mid 2004 and the plant in Chiba (Japan), exact timing still to be decided. Elastomers production will be concentrated at the most competitive sites, in Geleen (Netherlands) and Triunfo (Brazil).

- During 2004, the production facilities of DSM Pharma Chemicals for chemical synthesis of pharma intermediates at the Greenville site (USA) and a facility in Venlo (Netherlands) will be mothballed. The formulation activities of DSM Pharmaceuticals Inc. in Greenville will not be affected by these decisions. They will be continued with a focus on profitable growth.

- A program is being developed to improve the business processes of several business groups, mainly in the realm of the Life Science Products cluster. This involves the speeding up of the introduction and application of a set of tools and models which have been developed by other business groups in the framework of the Operational

Excellence program. These models encompass items as Activity Based Costing, Manufacturing Excellence, and the streamlining of the Prospect-to-Order and the Order-to-Cash processes.

In total, the restructuring will result in an inevitable reduction of over 600 jobs (as mentioned during the presentation of DSM's Q2 results). The extraordinary costs related to the restructuring are EUR 102 million net, consisting of EUR 59 million impairment of assets and EUR 43 million provision for restructuring costs. The total set of measures is expected to result in a contribution to operating profit of at least EUR 75 million per year, to be realized within the next two years.

Peter Elverding, Chairman of the Managing Board, said: *"It is regrettable but unavoidable that the necessary restructuring of the business involves personnel reductions. The decisions today are necessary to further build and secure our future position in the market.*
I regard the extraordinary charge we had to take in Q3 as a necessary investment in a stronger competitive basis. I am confident that these steps will contribute considerably to meet the objectives that we set ourselves in Vision 2005."

Effect on DSM financial results Q3 2003
As announced and expected with the publication of the Q2 results, a sharp summer dip has led to severe pressure on volumes and margins in Q3, with improvements only starting in recent weeks. The Q3 result will include a non-recurring charge of around EUR 15 million, caused by the recent explosion in a plant in Linz, Austria. The consequence will be a strongly reduced operating profit compared to Q2 2003. Together with the extraordinary costs of EUR 102 million net, a negative net result of EUR 70-90 million is expected for the quarter.

DSM expects market conditions to improve from Q4 2003 onwards, whilst also DNP is expected to contribute positively to operating results. Information about DSM's Q3 performance will be given on 27 October, when DSM publishes its Q3 results.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales in 2002 of close to EUR 5.6 billion and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. More information about DSM can be found at www.dsm.com.

For more information:

Media
DSM Corporate Communications
Médard Schoenmaeckers
tel.: +31 (45) 5782421
fax: +31 (45) 5740680
e-mail media.relations@dsm.com

Investors
DSM Investor Relations
Dries Ausems
tel.: +31 (45) 5782864
fax: +31 (45) 5782595
e-mail investor.relations@dsm.com

Annex: overview Management DSM Nutritional Products

ANNEX: appointments management DSM Nutritional Products as per 1 October 2003:

- Mr. **Feike Sijbesma** (44) has been appointed Chairman and CEO of DSM Nutritional Products, in addition to his position as Member of the Managing Board of DSM. Mr. Sijbesma will take over from Dr. Markus Altwegg, who will retire from Roche AG.
- Mr. **Bob Hartmayer** (51), former Business Group Director DSM Food Specialties, has been appointed Chief Operating Officer (COO), responsible for the daily operations of DSM Nutritional Products.
- Mr. **Frans Pistorius** (55), former Director DSM Limburg BV and DSM Industrial Services, has been appointed Chief Financial Officer (CFO) DSM Nutritional Products.
- Mr. **Jo van den Hanenberg** (55) has been appointed Chief Information Officer (CIO) DSM Nutritional Products, in addition to his position as CIO of DSM.
- Mr. **Pierre-Etienne Weber** (58) has been appointed Head of Global Marketing DSM Nutritional Products.
- Mr. **Paul Gilgen** (58) has been appointed Head of Technical Operations DSM Nutritional Products.
- Mr. **Manfred Eggersdorfer** (52) has been appointed Head of Research & Development DSM Nutritional Products.
- Mr. **Alexander Schmid-Lossberg** (43) has been appointed Head Global HR DSM Nutritional Products.
- Mr. **Bruno Müller** (46) has been appointed Area Manager Europe DSM Nutritional Products.
- Mr. **Christoph Goppelsroeder** (44) has been appointed Area Manager North America DSM Nutritional Products.
- Mr. **Roland Schlagenhauf** (49) has been appointed Area Manager Asia-Pacific DSM Nutritional Products.
- Mr. **Wai Ming Tsang** (46) has been appointed Area Manager China DSM Nutritional Products.
- Mr. **Antonio Ruy Freire** (54) has been appointed Area Manager Latin America DSM Nutritional Products.

The Vital project team reports to a Steering Committee of DSM Board Members Mr. Feike Sijbesma and Mr. Henk van Dalen and consists of the following persons:

- Mr. **Emmo Meijer** (51) has been appointed Project Director and Chairman of the integration team, in addition to his position as Chief Technology Officer DSM.
- Mr. **Matthias Währen** (50), former Head Finance and Informatics RV&FC, has been appointed Project Director Integration. Mr. Währen will be involved in the integration project on a full-time basis.
- Mr. **Jos Schneiders** (52), former Business Group Director DSM Composite Resins, has been appointed Project Director Integration and will be involved in the integration project on a full-time basis.
- Mr. **Christoph Goppelsroeder** (44) has been appointed Project Director Integration, in addition to his position as Area Manager North America DSM Nutritional Products.